                                 ALSTON&BIRD LLP
                                 90 Park Avenue
                            New York, New York 10016

                                  212-210-9400
                                Fax: 212-210-9444
                                 www.alston.com


Mark F. McElreath    Direct Dial: 212-210-9595     E-mail: mmcelreath@alston.com

                                 August 12, 2005

VIA: UPS AND EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

         Re:  Keryx Biopharmaceuticals, Inc.
              Annual Report on Form 10-K for the year ended December 31, 2004 File No. 000-30929

Dear Mr. Rosenberg:

      At the request and on behalf of our client, Keryx Biopharmaceuticals, Inc. (the "Company"), we hereby file, via EDGAR, responses to the Commission's comment letter dated July 29, 2005, relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-30929). These responses have been prepared by the Company with the assistance of its legal counsel. As requested, these responses are keyed to correspond to the Commission's comment letter. A copy of this letter is being sent to the Commission via overnight mail.

Comment:

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

      Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

    One Atlantic Center             Bank of America Plaza         3201 Beechleaf Court, Suite 600      601 Pennsylvania Avenue, N.W.
1201 West Peachtree Street   101 South Tryon Street, Suite 4000       Raleigh, NC 27604-1062             North Building, 10th Floor
   Atlanta, GA 30309-3424          Charlotte, NC 28280-4000                 919-862-2200                 Washington, DC 20004-2601
       404-881-7000                     704-444-1000                     Fax: 919-862-2260                      202-756-3300
     Fax: 404-881-7777                Fax: 704-444-1111                                                      Fax: 202-756-3333

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Please disclose the following information for each of your major research and development projects:

          (a) The costs, including amounts recognized as acquired in-process research and development, incurred during each period presented and to date on the project;

          (b) The nature, timing and estimated costs of the efforts necessary to complete the project;

          (c)  The anticipated completion dates; and finally

          (d) The period in which material net cash inflows from significant projects are expected to commence.

      Regarding (a), please disclose the significant assumptions used in valuing the acquired in-process research and development. If you do not maintain any research and development costs by project, disclose that fact, explain why management does not maintain and evaluate research and development costs by project, and provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

      Regarding (b) and (c), disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response:

      The Company proposes to include disclosure in the following general format in its Annual Report on Form 10-K for the year ending December 31, 2005, completed and updated accordingly at that time.

Response to comment (a)

      Research and development costs for the years ended December 31, 2004, 2003 and 2002 were $[_________], $[_________] and $[_________], respectively.
Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for clinical and laboratory development, facilities-related and other expenses relating to the design, development, testing, and enhancement of our product candidates and technologies, as well as expenses related to in-licensing of new product candidates. We expense our research and development costs as they are incurred.

      The following table sets forth the research and development costs per project for the periods presented.
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                                        Years ended December 31,
                         -------------------------------------------------------
                                                               Cumulative, as of
                                                                  of December
                            2004         2003         2002         31, 2004
                         ----------   ----------   ----------  -----------------

KRX-101.................  [______]     [______]     [______]       [______]

KRX-0401................  [______]     [______]     [______]       [______]

Other Drug Candidates...  [______]     [______]     [______]       [______]
--------------------------------------------------------------------------------
Total Research and
Development Costs.......  [______]     [______]     [______]       [______]

      As required by FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"), the Company recorded a non-recurring, non-cash charge in 2004 of $18,800,000 for the portion of the purchase price of ACCESS Oncology, Inc. allocated to acquired in-process research and development. Of the $18,800,000 charge, [__________] relates to the portion of the purchase price allocated to KRX-0401, and the remaining [__________] relates to the portion of the purchase price allocated to the Company's other drug candidates acquired from ACCESS Oncology, Inc.

      A project-by-project valuation using the guidance in SFAS No. 141, "Business Combinations" and the AICPA Practice Aid "Assets Acquired in a Business Combination to Be Used In Research and Development Activities: A Focus on Software, Electronic Devices and Pharmaceutical Industries" was performed with the assistance of independent valuation specialists to determine the fair value of research and development projects of ACCESS Oncology which were in-process, but not yet completed.

         The fair value was determined using the income approach on a project-by-project basis. This method starts with a forecast of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the project's stage of completion and other risk factors. These other risk factors can include the nature of the product, the scientific data associated with the technology, the current patent situation and market competition.

      The forecast of future cash flows required the following assumptions to be made:

      o revenue that is likely to result from specific in-process research and development projects, including estimated patient populations, estimated selling prices, estimated market penetration and estimated market share and year-over-year growth rates over the product life cycles;

      o cost of sales related to the potential products using industry data or other sources of market data;
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Page 4


      o sales and marketing expense using industry data or other sources of market data;

      o  general and administrative expenses; and

      o  research and development expenses.

      The valuations are based on information that is available as of the acquisition date and the expectations and assumptions that have been deemed reasonable by our management. No assurance can be given, however, that the underlying assumptions or events associated with such assets will occur as projected. For these reasons, among others, the actual results may vary from the projected results.

      The Company will include the information in this response to comment (a) in its next Annual Report on Form 10-K for the year ending December 31, 2005, in
Item 7, under a section entitled "Research and Development."

Response to comments (b) and (c)

      The Company included the information below in its Annual Report on Form 10-K for the year ended December 31, 2004, in Item 1, under a section entitled "Products Under Development," except for the text underlined and included below. The Company will update the information accordingly for inclusion in its Annual Report on Form 10-K for the year ending December 31, 2005.

KRX-101

Overview

      We have obtained a license to develop sulodexide, or KRX-101, to treat diabetic nephropathy and other conditions. Diabetic nephropathy is a long-term complication of diabetes in which the kidneys are progressively damaged. Sulodexide, our lead drug candidate, is a glycosaminoglycan compound with structural similarities to the broad family of marketed heparins and low molecular weight heparins. Specifically, sulodexide is comprised of heparan sulfate, also referred to as fast-moving heparin, dermatan sulfate and slow-moving heparin. This drug has been marketed in a number of European, Asian and South American countries for many years by our licensor for certain cardiovascular conditions and has a well established safety profile at the doses used for such indications. Additionally, it has been demonstrated in multiple clinical trials conducted in Europe, including a randomized, double-blind, placebo-controlled Phase II study, that KRX-101 can reduce urinary protein excretion in patients with diabetic nephropathy. In the fourth quarter of 2003, we announced the initiation of our KRX-101 U.S.-based Phase II/III clinical program for the treatment of diabetic nephropathy. In the third quarter of 2004, we completed the target enrollment for the Phase II portion of this clinical program. This trial is being conducted by the CSG. In January 2005, we announced that the CSG, based
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on a safety and efficacy analysis of the interim Phase II data conducted by an independent DSMC and the CSG, respectively, recommended that we proceed to the Phase III portion of our Phase II/III clinical program of KRX-101 for the treatment of diabetic nephropathy, as planned.

      We plan to develop sulodexide in the United States, and possibly other countries where we have exclusive rights under our license, for the treatment of diabetic nephropathy and potentially for other indications.

Market Opportunity

      According to the American Diabetes Association, or ADA, there are 18.2 million people in the United States, or approximately 6.3% of the population, who have diabetes. Of this population, approximately 13 million have been diagnosed with the disease, of whom approximately 90-95% have been diagnosed with diabetes mellitus, type 2, referred to as DM2. DM2 results from the combination of insulin deficiency and the body's relative insensitivity to the insulin present, as opposed to DM1, in which severe insulin deficiency results from destruction of the insulin-producing beta cells of the pancreas. Moreover, an August 2003 study published by Datamonitor estimates that approximately 50% of all diabetics in the U.S., or approximately 9 million people, have diabetic nephropathy. Diabetes is the most common cause of End Stage Renal Disease, or ESRD, in the United States and in many other developed nations and represents approximately 45% of all new cases of ESRD in the United States. Despite advances in clinical care, including improvements in glycemic or blood sugar control and blood pressure control, the number of DM1- and DM2-related cases of ESRD continues to rise. In particular, the incidence of DM2-related ESRD is rapidly increasing. Less than 20% of diabetics on dialysis in the United States survive for five years, making the mortality of end-stage renal failure in this group higher than most forms of cancer. Unfortunately, renal transplantation is an option for less than 20% of diabetics with ESRD, as compared to 40-50% of non-diabetics, principally due to age and concomitant vascular disease. Despite recent advances, diabetic nephropathy remains a potentially catastrophic illness, for which partial but insufficient treatment is currently available.

Scientific Background

      Both DM1 and DM2 are characterized by insufficient insulin effect upon insulin-requiring tissues. As insulin is required for normal metabolism of glucose, fat and protein, diabetes is accompanied by abnormal blood levels of these substances. In the short term, hyperglycemia, or elevated blood glucose, causes the classic symptoms of diabetes: excessive thirst, frequent urination and weight loss. In the long term, hyperglycemia, as well as other effects resulting from insufficient insulin effect, can progressively damage critical anatomic structures resulting in chronic diabetic complications. We are developing sulodexide for the treatment of diabetic nephropathy, a long-term complication of diabetes in which the kidneys are progressively damaged. This progressive damage results in diminished kidney function progressing to ESRD, which ultimately leads to death unless treated by dialysis and/or renal transplant.
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      The kidney consists of two anatomically and functionally distinct components placed in serial configuration. The first component is the glomerulus, which performs the critical filtering function of the kidney. Blood is passed through delicate microscopic glomerular capillary loops, which, acting as sieves, allow waste chemicals and excess water to pass through into the glomerular filtrate while retaining desirable components, such as blood cells and albumin, within the blood. One of the key components of the glomerular capillary filtering membrane is highly anionic, or negatively charged, glycosaminoglycan molecules that are similar to the chemical components of sulodexide. The glomerular filtrate, which is the precursor of what will eventually be excreted as urine, flows into the next serial component, the tubular interstitial structure. In the tubules, further water is extracted from the filtrate and minerals and other body chemicals are absorbed from or secreted into the filtrate.

      In diabetic nephropathy, it is the delicate glomerular loops that first sustain damage as a result of the diabetic state. These harmful effects include:

      o The delicate filtering membranes of the glomerular loops thicken and their crucial anionic glycosaminoglycan molecules are either depleted or altered and lose some or all of their negative charge. As the glycosaminoglycan negative charge provides normal filtering selectivity to the glomerular membranes, their loss of negative charge results in the release of protein, usually albumin, from the blood into the filtrate and urine. The releases of abnormal amounts of protein or albumin into the urine are called proteinuria and albuminuria, respectively.

      o In addition, hyperglycemia induced overproduction of TGF beta, a regulatory protein, by the kidney induces scar formation in the area surrounding the glomerular capillaries. Over time, the extrinsic pressure of this scar tissue causes collapse of individual glomeruli, loss of functionality and release of albumin into the filtrate and urine.

      In normally functioning kidneys, interstitial structures are not exposed to albumin. It is believed that the exposure of the interstitial structures to albumin ultimately leads to a potent inflammatory and scarring response (mediated in part by TGF beta) in the tubules, as well as in the surrounding interstitial tissues. This scarring results in progressive diminution in kidney function. As might be expected, increasing urinary albumin excretion closely parallels this drop in kidney function. In ESRD, kidney function declines to the point where dialysis or transplantation becomes necessary to sustain life.

      KRX-101 belongs to a proposed new class of nephroprotective, or kidney protecting, drugs, known as the glycosaminoglycans. A variety of members of this chemical family have been shown to decrease pathological albumin excretion in diabetic nephropathy in man. Some of the members of this chemical family include the following approved drugs: standard heparin, low molecular weight heparin and danaparoid.
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However, these agents all require therapy by injection and are all potent anticoagulants, which are blood thinners capable of inducing bleeding. Sulodexide, on the other hand, is given orally and, in this form, has demonstrated little, if any, anticoagulant effects to date.

Pre-Clinical and Clinical Data

      In pre-clinical trials, glycosaminoglycan components similar or identical to those that make up sulodexide have been evaluated using well accepted rodent models of diabetic nephropathy, in both preventive protocols where the drug was given at a time when diabetes was induced and prior to kidney damage, and treatment protocols, where the drug was given after diabetic kidney damage was already present. These glycosaminoglycans diminished the thickening of glomerular capillary filtering membranes, replenished the crucial anionic, or albumin repelling, charge, lowered urinary albumin leakage and decreased kidney expression of the specific scar protein collagen IV, both in the preventive and the treatment protocols, returning these parameters nearly to their normal levels. In addition, data demonstrated that sulodexide suppresses the hyperglycemia-induced, or high glucose-induced, overproduction of TGF beta, one of the most specific inducers of kidney scarring in diabetic and other kidney diseases. Thus, glycosaminoglycans similar or identical to the components of sulodexide in pre-clinical models have prevented or reversed the hallmark "upstream" pathological abnormalities that drive the engine of progressive kidney dysfunction.

      There have been more than 20 studies published assessing the safety and efficacy of KRX-101 in humans. KRX-101 has been administered to more than 3,000 patients in clinical trials conducted in Europe for the treatment of certain diabetic and non-diabetic conditions and, to our knowledge, has not demonstrated any significant side effects at the doses tested for those uses.

      European researchers, with the support of a grant by Alfa Wassermann S.p.A., or Alpha Wasserman, the licensor of KRX-101, conducted a randomized, double-blind, placebo-controlled, Phase II study of the use of sulodexide to treat diabetic nephropathy in 223 patients in Europe between 1996 and 1999. In this study, also known as the DiNAS study, Type I and Type II diabetics with diabetic nephropathy were treated daily for four months with 50, 100 and 200 milligram gelcaps of KRX-101. These patients showed substantial dose-dependent reduction in proteinuria or pathological urinary albumin excretion rates. In this study, the higher the dose administered daily, the greater the demonstrated decrease in albumin excretion. The DiNAS study was published in the June 2002 issue of the Journal of the American Society of Nephrology.

Development Status

      In June 2000, we filed an investigational new drug application, or IND, with the FDA for permission to conduct a clinical trial for the treatment of patients with diabetic nephropathy. In 2001, KRX-101 was granted Fast-Track designation for the treatment of diabetic nephropathy, and, in 2002, we announced that the FDA had agreed, in principle,
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Page 8


to permit us to avail ourselves of the accelerated approval process under subpart H of the FDA's regulations governing applications for the approval to market a new drug. Generally, subpart H allows for the use of surrogate endpoints in Phase III trials to support the approval of an NDA with confirmatory studies completed post-approval, and could greatly reduce the development time to market.

      In the fourth quarter of 2003, we announced the initiation of a multi-center clinical trial, representing the Phase II portion of our U.S.-based Phase II/III clinical program for the treatment of diabetic nephropathy. This randomized, double-blind, placebo-controlled study will compare two doses (200mg and 400mg daily) of KRX-101 versus placebo. The KRX-101 Phase II/III clinical program is being conducted by the CSG, the world's largest standing renal clinical trial group. In the third quarter of 2004, we completed the target enrollment for the Phase II portion of this clinical program.

      In January 2005, we announced that the CSG recommended that we proceed to the Phase III portion of our Phase II/III clinical program of KRX-101 for the treatment of diabetic nephropathy, as planned. This recommendation was based on the completion, by an independent DSMC on January 4, 2005, of a safety evaluation of the first interim analysis from the approximately 150-patient, randomized, double-blind, placebo-controlled Phase II clinical trial of KRX-101, and an efficacy assessment of the same data set conducted by the CSG.

         Pursuant to this recommendation, and subject to the successful finalization of our clinical plan with the FDA, we expect to commence our pivotal program, including both Phase III and Phase IV studies for KRX-101, in the first half of 2005. The clinical plan to support an NDA for KRX-101 under Subpart H (accelerated approval) as discussed with the FDA consists of: (i) a Phase III trial in patients with microalbuminuria based on the surrogate marker of regression of microalbuminuria; (ii) supportive data from previous clinical studies; and (iii) substantial recruitment into our Phase IV confirmatory study that will measure clinical outcomes in patients with overt nephropathy, or macroalbuminuria. As part of our commitment to the FDA, we plan to commence the Phase IV trial at approximately the same time as the start of the Phase III trial.

      The ultimate clinical timeline, and consequent cost, for further development of KRX-101 will depend, in part, on reaching agreement with the FDA on the specifics of our accelerated approval approach and meeting their conditions for use of such program.

KRX-0401

Overview

      KRX-0401 is a novel, first-in-class, oral signal transduction modifier that inhibits the Akt pathway and other important pathways. It has demonstrated preliminary single agent anti-tumor activity and is currently in a Phase II clinical program where it is being studied both as a single agent and in combination with other anti-cancer treatments for multiple forms of cancer.
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      KRX-0401, or perifosine, is the prototype of a new group of anti-cancer drugs referred to as alkylphosphocholines that block proliferation and induce the apoptosis of cancer cells. This effect is relatively specific for cancer cells compared to normal cells. The mechanism of action for these drugs is not clear. They are known to modulate signaling in a number of pathways known to function abnormally during the development of cancer. One of the pathways inhibited by the alkylphosphocholines is Akt, a pathway associated with tumor survival and growth. Akt appears to be inherently activated in approximately 10-50% of most tumor types and is also believed to be activated by, and thus confer resistance to, most anti-cancer therapies. Based on its prevalence across cancer types and importance in the control of cell survival and cell proliferation, Akt is considered to be one of the most important cancer targets being researched today.

      In September 2002, ACCESS Oncology, which we acquired in February 2004, entered into an exclusive commercial license agreement with Zentaris AG, a wholly owned subsidiary of AEterna Zentaris Inc., to acquire a license to a series of U.S. and foreign patents and patent applications relating to the composition of matter and use of KRX-0401 in the treatment of cancer and other conditions. This license agreement covers the United States, Canada and Mexico.

Pre-Clinical and Clinical Data

      In vitro, KRX-0401 inhibits the growth of a variety of human tumor cell lines and has substantial activity in vivo against a number of murine tumor models and human xenografts. The drug is synergistic with radiotherapy and additive or synergistic with cytotoxic such as cisplatin, Adriamycin, and cyclophosphamide. In these experiments the combination regimens were superior to chemotherapy alone and were well tolerated.

      Five Phase I studies of KRX-0401 have been completed, three in Europe by Zentaris and two in the U.S. by the NCI as part of a CRADA. These trials demonstrated that KRX-0401 can be safely given to humans with an acceptable toxicity profile and no observed myelosuppression, or bone marrow suppression. The dose limiting toxicity in the Phase I studies was gastrointestinal: nausea, vomiting and diarrhea. In addition, some patients experienced fatigue, especially with prolonged administration. In these Phase I studies, there was evidence of single agent activity as evidenced by two durable partial responses (one of which lasted more than six months and the other more than 18 months) out of 10 patients with previously treated, evaluable soft tissue sarcomas, a tumor type relatively unresponsive to chemotherapy. In addition 21 patients were considered by the investigators to have had disease stabilization for two or more months, including patients with sarcomas (2), prostate cancer (3), non-small cell lung cancer (2), breast cancer (2), colon cancer (2), melanoma
(2), renal cancer (2), ovarian cancer (1), salivary gland cancer (1), mesothelioma (2) and hepatoma (2). The meaning of disease stabilization in an individual patient in a Phase I study is difficult to assess because many of the patients do not have evaluable disease and disease stabilization, unlike objective responses, may occur spontaneously. Taken together, however, these data provide clinical evidence of the anti-cancer effects of KRX-0401.

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      The NCI has completed a number Phase II clinical trials studying KRX-0401 as a single agent, conducted and funded by the NCI under a CRADA arrangement with us. To our knowledge, the NCI and its collaborators have presented data from three of their Phase II studies through the date hereof, including from Phase II studies involving sarcoma, head and neck and breast cancers. Findings from these studies led the investigators to conclude that the drug was safe and well-tolerated at the Phase II dose utilized. The studies used dosing schedules in which a large dose, or bolus dose was given on day one or once every 28 days followed by daily doses either continuously or on days two to 21 of a four-week cycle. In these studies, bolus doses ranged from 300 mg to 900 mg followed by daily doses of 100 - 150 mg. These studies confirm the safety profile of the bolus plus daily regimens, which had limited grade 3 and no grade 4 gastrointestinal toxicity, the dose limiting toxicity in most of the Phase I trials. However, studies using a single bolus dose of 600 mg to 900 mg on day one and continuous daily KRX-0401 at a dose of 100 mg per day appeared to be better tolerated than studies that used 150 mg per day on days two to 21 in each four-week cycle. In the sarcoma study, the investigators reported a partial response (greater than 50% decrease in tumor mass) as well as several disease stabilizations. With the responses seen in the Phase I trials, there are now three sarcoma patients with durable partial responses. This has led us to consider exploring additional studies in sarcoma. On the Phase II breast cancer study, the investigators scored three of 15 evaluable patients as having stable disease. One of these patients had measurable tumor regression which failed to reach the level of a partial response by the time the patient elected to withdraw from the study because of gastrointestinal toxicity. The breast cancer trial utilized the more toxic of the regimens employed in these NCI Phase II studies.

Development Status

      The NCI, pursuant to the CRADA arrangement referred to above, has completed a Phase II program for KRX-0401 evaluating it as a single-agent in prostate, breast, head and neck and pancreatic cancers, as well as melanoma and sarcomas. In total, nine clinical trials have been conducted across the six tumor types mentioned. To our knowledge, three of the nine clinical trials have been reported. Our expectation is that some of the remainder will be reported at various conferences throughout 2005, including The American Society of Clinical Oncology Annual Meeting.

      During the second quarter of 2004, we announced the initiation of the Keryx-sponsored Phase II program for KRX-0401 utilizing KRX-0401 as a single agent and in combination with a number of standard anti-cancer therapies in multiple tumor types.

      To date we have initiated several trials under this program. The first is a multi-center study that will evaluate the safety and efficacy of KRX-0401 as a single agent administered weekly to patients with non-small cell lung cancer, or NSCLC, who have progressed despite standard therapy. We have also initiated additional multi-center trials evaluating KRX-0401 in combination with gemcitabine (Gemzar(R)), paclitaxel (Taxol(R)) and docetaxel (Taxotere(R)), all common forms of chemotherapy used to treat multiple
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Page 11


tumor types. Recently, we started an "all-comers" Phase II clinical trial evaluating KRX-0401 as a single-agent administered either weekly or daily in a variety of tumor types.

      The ultimate clinical timeline, and consequent cost, for further development of KRX-0401 will depend, in part, on the successful completion of our Phase II trial, and ultimate approval by the FDA.

ADDITIONAL PRODUCT CANDIDATES

KRX-0402

      KRX-0402 (O6-benzyl guanine or O6-BG) is a small molecule that was specifically designed to block the repair protein, AGT. AGT confers resistance to 06-alkylating agents, such as temozolomide and BCNU, that are commonly used to treat brain cancer, melanoma and non-Hodgkin's lymphoma. Recent research has shown that KRX-0402 can also potentiate the activity of other alkylating agents, such as cisplatinum and carboplatinum, through an as of yet unconfirmed mechanism. These drugs are some of the most widely used chemotherapy drugs and are commonly used to treat breast cancer, non-small cell lung cancer and ovarian cancer. Accordingly, we believe that KRX-0402 may have an important role in making cells more susceptible to the damaging effects of alkylating agents, and that KRX-0402 may have utility in the treatment of multiple forms of cancer. KRX-0402 is usually administered intravenously. To date, approximately 400 patients have received KRX-0402 in multiple clinical studies. Dose limiting toxicity for KRX-0402 in combination with chemotherapy was bone marrow suppression. KRX-0402 alone has no identified dose limiting toxicity. The NCI is currently conducting a randomized Phase III clinical trial of KRX-0402 in patients with previously untreated glioblastoma. Currently, we have plans to conduct additional company-sponsored clinical trials for KRX-0402.

KRX-0403

      KRX-0403 is a novel spindle poison in the vinca alkaloid class of drugs. We are currently evaluating whether we will continue development of KRX-0403.

KRX-0404

      KRX-0404, currently in pre-clinical development, is an alkylphosphocholine, but, in contrast to KRX-0401, it is suitable for intravenous administration.

KRX-0501

      KRX-0501, currently in pre-clinical development, is an orally available small molecule in pre-clinical development with the potential to treat neurological disorders via its unique ability to enhance nerve growth factor, a naturally occurring protein which is essential in the developments and survival of certain sympathetic and sensory neurons in both the central and peripheral nervous systems.

Response to comment (d)

      The Company included the information below in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, in Item 1, under a section entitled "Risk Factors." The Company will update their risk factor accordingly for inclusion in its Annual Report on Form 10-K for the year ending December 31, 2005.

      We have a limited operating history and have incurred substantial operating losses since our inception. We expect to continue to incur losses in the future and may never become profitable.

      We have a limited operating history. You should consider our prospects in light of the risks and difficulties frequently encountered by early stage companies. In addition, we have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future and may never become profitable. As of June 30, 2005, we had an accumulated deficit of approximately $98.3 million. As we expand our research and development efforts, we will incur increasing losses. We may continue to incur substantial operating losses even if we begin to generate revenues from our drug candidates or technologies.

      We have not yet commercialized any products or technologies and cannot be sure we will ever be able to do so. Even if we commercialize one or more of our drug candidates or technologies, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, obtain regulatory approval for our drug candidates, successfully complete any post-approval regulatory obligations and successfully commercialize our drug candidates and technologies.

                                      * * *

      The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Page 13


      If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

                                               Sincerely,


                                               /s/ Mark F. McElreath
                                               ---------------------------------
                                               Mark F. McElreath



Cc: Michael S. Weiss, Chief Executive Officer, Keryx Biopharmaceuticals, Inc. Ron Bentsur, Vice President Finance and Investor Relations, Keryx Biopharmaceuticals, Inc.


Enclosures


NYC01/7776419v1